EXHIBIT A

Directors and Executive Officers

The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College

Name	Office/Position
Lawrence H. Summers	President
D. Ronald Daniel	Treasurer
Marc Goodheart	Secretary
Hanna H. Gray	Fellow
Conrad K. Harper	Fellow
James R. Houghton	Fellow
Robert E. Rubin	Fellow
Robert D. Reischauer	Fellow